UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
                    TO 13D-1(A) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. __)1

                              EQUIDYNE CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   29442R 10 5
                                   -----------
                                 (CUSIP Number)

           JIM FUKUSHIMA 17662 IRVINE BLVD. SUITE #20 TUSTIN, CA 92780
           -----------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 15, 1999
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                               Page 1 of 5 Pages


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1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

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CUSIP NO. 29442R 10 5                             PAGE  2  OF  5  PAGES
          -----------                                  ---    ---
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     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Jim Fukushima
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                 (b) [  ]
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

                    PF  WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)          [  ]

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
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                         7    SOLE VOTING POWER

        NUMBER OF             1,300,000 shs. (including 500,000 shares
                              underlying options and warrants)
         SHARES
                       --------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER

       OWNED BY               1,000,000 shs (including 500,000 shares
                              underlying options)
         EACH
                       --------------------------------------------------------
       REPORTING         9    SOLE DISPOSITIVE POWER

      PERSON WITH             1,300,000 shs. (including 500,000 shares
                              underlying options and warrants)

                       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,000,000 shs (including 500,000 shares
                              underlying options)

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,300,000 shs. (including 1,000,000 shares
                    underlying options and warrants)

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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                           [  ]

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.8%

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    14    TYPE OF REPORTING PERSON*

                    IN

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


ITEM 1.  SECURITY AND ISSUER
         -------------------

               The class of equity securities to which this initial filing relates is the common stock, $.10 par value per share (the "Common Stock"), of Equidyne Corporation (formerly American Electromedics Corp.), a Delaware corporation (the "Company"). The Company has its principal executive offices at 13 Columbia Drive, Suite 5, Amherst, New Hampshire 03031.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         (a)   The person filing this statement is Jim Fukushima.

         (b) Mr. Fukushima's address is 17662 Irvine Blvd. Suite #20, Tustin, CA 92780.

         (c) Mr. Fukushima's principal occupation is President of HNS International, Inc. ("HNS"), which is engaged in the distribution of medical and automotive products. Mr. Fukushima is the sole stockholder of HNS.

         (d) During the last five years Mr. Fukushima has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Fukushima was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f) Mr. Fukushima is a Japanese citizen and a permanent resident of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         Personal funds of Mr. Fukushima and working capital of HNS were used in for their respective purchases of the Company's securities. In April 1999, HNS purchased 500,000 shares of Common Stock and warrants for the purchase of 500,000 shares of Common Stock for $500,000. In November 1999, Mr. Fukushima purchased 800,000 shares of Common Stock and warrants for the purchase of 300,000 shares of Common Stock for $400,000. The options held by Mr. Fukushima were granted to him in his positions as Director and Vice Chairman of the Company.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         Mr. Fukushima initially acquired an equity interest in the Company upon HNS becoming the exclusive distributor of the Company's Injex System throughout Japan and Asia. In September 1999, Mr. Fukushima was elected to the Company's Board of Directors and was issued a five year option to purchase 50,000 shares of Common Stock exercisable after six months. In October 1999, Mr. Fukushima was elected Vice Chairman of the Company and was granted a five year option to purchase 200,000 shares of the Company's Common Stock. On November 15, 1999, Mr. Fukushima decided to increase his interest in the Company by the purchase of 800,000 shares of Common Stock and warrants to purchase up to 300,000 shares of Common Stock from the Company, as part of an investment in the Company and in its German subsidiary.

         Except as set forth above, Mr. Fukushima has no plans or proposals to engage in any transactions specified in paragraphs (a) through (j) of this Item; although he may consider one or more such transactions in the future or purchase or sell, either separately or with others, the Company's securities, depending upon factors then existing, such as the market for the Company's Common Stock and the Company's then prospects.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) Mr. Fukushima is the direct beneficial owner of 1,300,000 shares of Common Stock, which amount includes presently exercisable options to purchase 200,000 shares of Common Stock at an exercise price of $1.90 per share expiring in October 2004 and warrants to purchase 300,000 shares of Common Stock at an exercise price of $2.00 per share expiring in November 2002, and excludes options for the purchase of 50,000 shares at an exercise price of $1.09 per share exercisable commencing in March 2000 and expiring in September 2004. HNS owns 500,000 shares of the Company's Common Stock and warrants to purchase an additional 500,000 shares at an exercise price of $2.50 per share expiring in April 2002. These securities represent approximately 14.8% of the Common Stock outstanding at November 22, 1999, as reported in the Company's proxy statement, dated December 2, 1999.

          (b) Mr. Fukushima has sole voting and dispositive power for the 1,300,000 shares of Common Stock listed in Item 5(a) . Mr. Fukushima is the sole stockholder of HNS which beneficially owns 1,000,000 shares of Common Stock listed in Item 5(a). Mr. Fukushima has shared voting and dispositive power over the shares of Common Stock owned by HNS.

         (c) On November 15, 1999, Mr. Fukushima privately purchased from the Company 800,000 shares of Common Stock of the Company at $.50 per share and warrants to purchase up to 300,000 shares of Common Stock at an exercise price of $2.00 per share.

         (d) HNS, a corporation of which Mr. Fukushima is the sole stockholder, is the beneficial owner of 500,000 shares of the Company's Common Stock and warrants to purchase 500,000 shares of Common Stock and has the right to receive or direct the receipt of dividends from or proceeds from the sale of such shares.

         (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
         ------------------------------------------

         N/A

ITEM 7.  MATERIAL FILED AS EXHIBITS
         --------------------------

         N/A


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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


Date:  January 7, 2000


                                        /s/ Jim Fukushima
                                        ----------------------------------
                                                  Jim Fukushima


                                       5